Exhibit 99.1
Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the Third Quarter of 2021

Declares Dividend of $0.25 per Common Share

Expanded Fleet by over 50% in Year to Date, with all Acquired Ships Now Delivered and on Charter

LONDON, ENGLAND — November 10, 2021 - Global Ship Lease, Inc. (NYSE:GSL) (the “Company”, “Global Ship Lease” or “GSL”), an owner of containerships, announced today its unaudited results for the three and nine month periods ended September 30, 2021.
Third Quarter 2021 and Year To Date Highlights
- Reported operating revenue of $138.6 million for the third quarter 2021. Operating revenue for the nine months ended September 30, 2021 was $294.4 million.
- Reported net income available to common shareholders of $62.9 million for the third quarter 2021 after a prepayment fee of $0.2 million on the repayment of the Hayfin Facility, giving normalized net income(3) for the quarter of $63.1 million.
- For the nine months ended September 30, 2021, net income available to common shareholders was $97.1 million, after $5.8 million premium paid on the full optional redemption of our outstanding 9.875% Senior Secured Notes due 2022 (“2022 Notes”) on January 20, 2021, associated non-cash write offs of deferred financing charges of $3.7 million and of original issue discount of $1.1 million, a non-cash charge of $1.3 million for accelerated stock based compensation expense, a prepayment fee of $1.6 million on the partial repayment of the Blue Ocean Junior Credit Facility, a prepayment fee of $1.4 million on the completion of the refinancing of the Odyssia Credit Facilities, a prepayment fee of $0.2 million on the repayment of Hayfin Facility and a $7.8 million net gain from the sale of La Tour, giving normalized net income(3) for the nine months of $104.6 million.
- Generated $72.7 million of Adjusted EBITDA(3) for the third quarter 2021. Adjusted EBITDA(3) for the nine months ended September 30, 2021 was $166.5 million.
- Earnings per share for the third quarter of 2021, as reported, was $1.73. Normalized earnings per share(3) for the third quarter of 2021 was $1.74. Earnings per share for the nine months ended September 30, 2021, as reported, was $2.80. Normalized earnings per share(3) for the nine months ended September 30, 2021 was $3.01.
- Declared a dividend of $0.25 per Class A common share for the third quarter of 2021 to be paid on December 2, 2021 to common shareholders of record as of November 22, 2021. Paid a dividend of $0.25 per Class A common share for the second quarter 2021 on September 3, 2021 to common shareholders of record as of August 23, 2021.
- During the third quarter 2021, raised $16.9 million net proceeds under the ATM program for the 8.75% Series B Preferred Shares (“Series B Preferred Shares”). During the period from October 1, 2021 through November 9, 2021, a further $0.03 million net proceeds was raised under this ATM program and since the inception of this ATM program in December 2019, a total of $71.4 million net proceeds has been raised, providing non-dilutive funding and facilitating both growth and the refinancing of more expensive debt. As of September 30, 2021, we had 43,579 Series B Preferred Shares outstanding.

- On June 8, 2021, announced the agreement to purchase 12 containerships from Borealis Finance LLC (the “Borealis Fleet”), with an average size of approximately 3,000 TEU and a weighted average age of 11 years for an aggregate purchase price of $233.9 million. All of these vessels were delivered in July 2021.
- The total outstanding on our Senior Unsecured Notes due 2024 (the “2024 Notes”) as at September 30, 2021 was $117.5 million, which includes the issuance in July 2021 of $35.0 million aggregate principal amount of the 2024 Notes to the sellers of the Borealis Fleet, as part of the consideration. Since the inception of the ATM program for the 2024 Notes in November 2019, a total of $50.9 million net proceeds has been raised. We did not sell any 2024 Notes under our ATM program in the third quarter of 2021.
- On June 16, 2021, announced the agreement to purchase four 5,470 TEU ultra-high reefer capacity Panamax containerships with an average age of approximately 11 years for an aggregate purchase price of $148.0 million. Three of these vessels were delivered to us in September 2021 and the remaining vessel was delivered on October 13, 2021. All 23 ships acquired year-to-date have now been delivered and are on charter.
- On August 20, 2021, S&P upgraded the Corporate Family Rating to BB- from B+.
- On August 27, 2021, entered into a term loan facility of $12.0 million with Sinopac Capital International (HK) Limited to refinance the Hayfin Facility, which was the last facility maturing in 2022. There are now no debt maturities until May 2024.
- On September 1, 2021, announced the purchase and retirement of 521,650 shares for $10.0 million, reducing our issued and outstanding shares to 36,216,803 as of that date.
- Between January 1 and November 9, 2021, including the charters on the 23 ships purchased year to date, added 48 charters (including extensions), representing approximately $1.25 billion of contracted revenues and $929.0 million of expected aggregate Adjusted EBITDA(3), calculated on the basis of the median firm periods of the respective charters. 25 charters were for 1,100 – 3,500 TEU feeder ships, nine were for 4,250 – 5,470 TEU Panamax ships, and 14 were for 5,900 – 6,800 TEU Post-Panamaxes. Charter durations ranged from approximately 21 months to five years, with shorter durations for the smaller ships and longer durations for the larger ships. Rates were up significantly against those previously contracted.
George Youroukos, Executive Chairman of Global Ship Lease, stated, “Driven by the continued strength of underlying containerized freight volumes, supply chain congestion that shows little sign of near-term resolution, and the heightened competition between the liner companies to secure containership capacity, the demand for high-quality mid-sized and smaller containerships like those in the GSL fleet is as strong as it has ever been. With few new vessels delivering in our target size segments through at least 2023/2024, liner companies have been willing to pay attractive charter rates well above those available in the market in recent years. Moreover, liners have been eager to secure that capacity for extended durations spanning multiple years, significantly longer than has been the case historically and well aligned with GSL’s strategic preference to lock in value over time and provide forward visibility on cash flows while reinforcing our long-term relationships with our customers. As the factors driving both the demand for containerships and the limitations to supply growth appear to be increasingly durable, particularly as forthcoming environmental regulations in 2023 are expected to reduce the operating speed and thus the effective capacity of the global fleet, we are confident that the conditions are in place to sustain this tight containership market for some time to come.”
“We have taken numerous steps to translate this extraordinary market environment into sustainable, long-term benefits for GSL, adding 48 charters in the year-to-date for incremental contracted revenues of $1.25 billion of contracted revenues and almost $930.0 million of expected Adjusted EBITDA(3) over durations ranging from 21 months to five years. Notably, we have grown our fleet by more than 50% while maintaining strict pricing discipline and selectivity in regards to vessel specifications, condition, and chartering prospects. All of the vessels that we agreed to acquire earlier in the year have now been delivered with attractive charters in place and are set to provide full earnings contribution from mid October, when the twenty-third vessel was delivered. The economics of the twelve-ship deal we announced in June are even stronger than originally anticipated, with five of the nearer-term availability ships now forward fixed, at superior rates, on charters agreed since the transaction closed. Moving forward, our long-term contracted cashflows from a diversified group of strong liner counterparties put us in an excellent position to maintain strategic discipline and selectivity in regards to additional growth opportunities, all the while providing an attractive and well supported dividend for our shareholders.”

Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “As we have expanded our portfolio of long-term contracted cashflows with our liner company customers who themselves have rapidly improving balance sheets, we have repeatedly found opportunities to improve our own balance sheet in ways that will benefit GSL for the long term. In the year-to-date, we have refinanced $383.1 million of debt, reducing our blended cost of debt from 6.3% to 4.9%, while eliminating all debt maturities until May 2024. This significant progress was acknowledged most recently by S&P’s upgrade of GSL’s Corporate Family Rating to BB- from B+, unlocking still further opportunities to sustain the virtuous cycle of balance sheet enhancement and reduction in the cost of debt that we have achieved since our strategic combination with Poseidon in 2018. In the third quarter, we opportunistically repurchased and retired 521,650 of our common shares at an attractive price, for total consideration of $10.0 million. At the same time, our Executive Chairman purchased a further 521,650 common shares for $10.0 million. In this highly supportive environment, we aim to continue pursuing a range of value-creative opportunities to strengthen our balance sheet, enhance our financial and strategic flexibility, and ensure that we achieve the greatest possible long-term benefit for our shareholders.”

SELECTED FINANCIAL DATA – UNAUDITED
(thousands of U.S. dollars)
	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Operating Revenue (1)	138,574	70,520	294,425	212,843
Operating Income	79,644	28,834	155,320	78,912
Net Income (2)	62,913	13,590	97,137	26,816
Adjusted EBITDA (3)	72,740	41,525	166,492	124,515
Normalized Net Income (3)	63,088	13,834	104,586	38,254

(1) Operating Revenue is net of address commissions which represents a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate and includes the amortization of intangible liabilities. Brokerage commissions are included in “Time charter and voyage expenses”.
(2) Net Income available to common shareholders.
(3) Adjusted EBITDA, Normalized Net Income and Normalized Earnings Per Share are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be a useful measure of its performance. For reconciliations of these non-U.S. GAAP financial measure to net income or earnings per share as reported, the most directly comparable U.S. GAAP financial measures, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Revenue and Utilization
Revenue from fixed-rate, mainly long-term, time-charters was $138.6 million in the three months ended September 30, 2021, up $68.1 million (or 96.6%) on revenue of $70.5 million for the prior year period. The period-on-period increase in revenue was principally due to (i) a 34.1% increase in ownership days, due to a net increase of 22 vessels since October 1, 2020, of which 16 were delivered during the third quarter 2021, resulting in 5,334 ownership days in the quarter, compared to 3,977 in the third quarter 2020, (ii) increased revenue on charter renewals at higher rates on multiple vessels since October 1, 2020 (iii) $24.2 million credit from amortization of intangible liabilities arising on below-market charters attached to vessel additions in the third quarter 2021, (iv) $8.5 million due to the modification of time charter contracts with a direct continuation at a different rate with the same charterer and, (v) less idle time, down to 13 days in the third quarter 2021 from 62 in the third quarter 2020 offset by an increase in unplanned offhire days from 20 in the third quarter of 2020 to 137 days in the same quarter of 2021 and an increase in planned offhire days from 125 in the third quarter of 2020 to 190 in the same quarter of 2021. The 137 days of unplanned offhire in the third quarter of 2021 includes two incidents totaling 78 days and 26 days for deviations due to Covid for crew changes on five vessels. The 190 days of planned offhire for drydockings in the third quarter 2021 were attributable to five regulatory drydockings. In the comparative period of 2020, the 125 days of offhire for drydockings were mainly attributable to three drydockings; two for extended scrubber installation and one for regulatory reasons that completed during the quarter. Utilization for the third quarter of 2021 was 93.6% compared to utilization of 94.8% in the same period of the prior year.
For the nine months ended September 30, 2021, revenue was $294.4 million, up $81.6 million (or 38.3%) on revenue of $212.8 million in the comparative period, mainly due to the factors noted above.
The table below shows fleet utilization for the three and nine months ended September 30, 2021 and 2020, and for the years ended December 31, 2020, 2019, 2018 and 2017.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2021	2020	2021	2020	2020	2019	2018	2017

Ownership days	5,334	3,977	13,459	12,088	16,044	14,326	7,675	6,570
Planned offhire - scheduled drydock	(190)	(125)	(385)	(559)	(687)	(537)	(34)	(62)
Unplanned offhire	(137)	(20)	(198)	(79)	(95)	(105)	(17)	(40)
Idle time	(13)	(62)	(40)	(312)	(338)	(164)	(47)	-
Operating days	4,994	3,770	12,836	11,138	14,924	13,520	7,577	6,468

Utilization	93.6%	94.8%	95.4%	92.1%	93.0%	94.4%	98.7%	98.4%

Four drydockings for regulatory requirements were completed in the quarter and, as of September 30, 2021, one such drydocking was in progress. In the remaining quarter of 2021, we anticipate nine further drydockings, six scheduled and three brought forward for commercial reasons.

Vessel Operating Expenses
Vessel operating expenses, which primarily include costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 35.0% to $34.3 million for the third quarter 2021, compared to $25.4 million in the comparative period. The increase of $8.9 million was mainly due to 1,357 or 34.1% net additional ownership days in the third quarter 2021 as the result of the net increase of 22 vessels since October 1, 2020, of which 16 were delivered during the third quarter 2021. The average cost per ownership day in the quarter was $6,428, compared to $6,397 for the prior year period, up $31 per day, or 0.5%.
For the nine months ended September 30, 2021, vessel operating expenses were $86.7 million, or an average of $6,441 per day, compared to $75.1 million in the comparative period, or $6,215 per day, an increase of $226 per ownership day, or 3.6%.
Time Charter and Voyage Expenses
Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $4.4 million for the third quarter 2021, compared to $2.5 million in the third quarter of 2020. The increase was mainly due to the net increase of 22 vessels since October 1, 2020, of which 16 were delivered during the third quarter 2021, plus the increase in unplanned off hire days resulting in higher costs for bunker fuel for owner’s account.
For the nine months ended September 30, 2021, time charter and voyage expenses were $8.3 million, or an average of $617 per day, compared to $8.7 million in the comparative period, or $721 per day, a decrease of $104 per ownership day, or 14.4%.
Depreciation and Amortization
Depreciation and amortization for the third quarter 2021 was $16.8 million, compared to $11.8 million in the third quarter of 2020. The increase was mainly due to the net increase of 22 vessels since October 1, 2020, of which 16 were delivered during the third quarter 2021 and the 10 drydockings that have been completed since October 1, 2020, including four drydockings for vessels acquired in 2021.
Depreciation for the nine months ended September 30, 2021 was $42.3 million, compared to $35.0 million in the comparative period, with the increase being due mainly to the reasons noted above.
Gain on sale of vessel and impairment of vessels
The 2001-built, 2,272 TEU containership, La Tour, was sold on June 30, 2021 for net proceeds of $16.5 million resulting in a gain of $7.8 million. As of March 31, 2020, we had an expectation that the 1999-built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, would be sold before the end of their previously estimated useful life, and as a result performed an impairment test of these two asset groups and an impairment charge of $7.6 million was recognized. An additional impairment charge of $0.9 million was recognized on these two vessels in the three months ended June 30, 2020 for a total of $8.5 million in the nine month period ended September 30, 2020. The two vessels were sold in July 2020.

General and Administrative Expenses
General and administrative expenses were $3.4 million in the third quarter 2021, compared to $1.6 million in the third quarter of 2020. The increase was mainly due to social tax costs related to vesting of stock awards and increased levels of activity. The average general and administrative expense per ownership day for the third quarter 2021 was $642, compared to $407 in the comparative period, an increase of $235 or 57.7%.
For the nine months ended September 30, 2021, general and administrative expenses were $9.6 million, compared to $6.4 million in the comparative period mainly due to the non-cash effect of accelerated stock based compensation expense recognized in the first quarter of 2021. The average general and administrative expense per ownership day for the nine-month period ended September 30, 2021 was $710, compared to $528 in the comparative period, an increase of $182 or 34.5%.
Adjusted EBITDA
Adjusted EBITDA was $72.7 million for the third quarter 2021, up from $41.5 million for the third quarter of 2020, with the net increase being mainly due to the increased operating days and a net increase of 22 vessels since October 1, 2020.
Adjusted EBITDA for the nine months ended September 30, 2021 was $166.5 million, compared to $124.5 million for the comparative period, with the increase being due to the reason noted above.
Interest Expense and Interest Income
Debt as at September 30, 2021 totaled $1,093.4 million, comprising $820.0 million secured debt collateralized by vessels, $155.9 million from sale and leaseback financing transactions and $117.5 million of unsecured indebtedness on our 2024 Notes. As of September 30, 2021, none of our vessels were unencumbered.
Debt at September 30, 2020 totaled $830.3 million, comprising $265.1 million of indebtedness on our 2022 Notes and $4.7 million of indebtedness under a secured term loan, both cross collateralized by 16 vessels in the legacy GSL fleet, $501.5 million other secured debt collateralized by our other vessels, and $59.0 million of unsecured indebtedness on our 2024 Notes. As of September 30, 2020, five of our vessels were unencumbered.
Interest and other finance expenses for the third quarter 2021 were $15.0 million, the same as in the comparative period. The effect of full repayment of our higher interest rate 2022 Notes in January 2021 and the partial repayment of our higher interest rate Blue Ocean Junior Credit Facility in February 2021 was offset by the interest on new loans with Hamburg Commercial Bank AG (“HCOB”) and new sale and leaseback agreements with Neptune Maritime Leasing (“Neptune”) and with CMB Financial Leasing Co. Ltd. (“CMBFL”), all for vessel additions.
Interest and other finance expenses for the nine months ended September 30, 2021 were $54.3 million, an increase of $3.8 million, or 7.5%, on the interest and other finance expenses for the comparative period, of $50.5 million. The increase was mainly due to $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021 compared to $2.3 million premium paid on the redemption $46.0 million of the 2022 Notes in March 2020, the non-cash write off of deferred financing charges of $3.7 million and of original issue discount of $1.1 million associated with the redemption of the 2022 Notes, the prepayment fee of $1.6 million paid on the partial repayment of our Blue Ocean Junior Credit Facility, the prepayment fee of $1.4 million paid on the repayment and completion of the refinancing of our Odyssia Credit Facilities and interest on new loans with HCOB and new sale and leaseback agreements with Neptune and CMBFL, all for vessel additions, offset by a decrease in LIBOR.
Interest income for the third quarter 2021 was $0.01 million, compared to $0.1 million for the third quarter of 2020.
Interest income for the nine months period ended September 30, 2021 was $0.4 million, compared to $0.9 million for the comparative period.

Other Income, Net
Other income, net was $0.8 million in the three months ended September 30, 2021, compared to income of $0.7 million in the third quarter of 2020.
Other income, net was $1.7 million in the nine months period ended September 30, 2021, compared to income of $0.4 million in the comparative period.
Taxation
Taxation for the three months ended September 30, 2021 was a credit of $0.06 million, compared to a credit of $0.05 million in the third quarter of 2020.
Taxation for the nine months ended September 30, 2021 was a credit of $0.06 million, compared to a credit of $0.05 million in the nine months ended September 30, 2020.
Earnings Allocated to Preferred Shares
Our Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the third quarter 2021 was $2.4 million, compared to $1.0 million for the third quarter of 2020. The increase was due to additional Series B Preferred Shares issued under our ATM program since October 1, 2020. The cost was $5.9 million in the nine months ended September 30, 2021, compared to $2.7 million for the comparative period.

Net Income Available to Common Shareholders
Net income available to common shareholders for the three months ended September 30, 2021 was $62.9 million, including the prepayment fee of $0.2 million on the completion of the refinancing of our Hayfin Credit Facility. Net income available to common shareholders for the prior period was $13.6 million including $0.2 million loss from the sale of GSL Matisse and Utrillo. Earnings per share for the three months ended September 30, 2021 was $1.73. Earnings per share for the comparative period was $0.44.
Net income available to common shareholders for the nine months ended September 30, 2021 was $97.1 million, including the $7.8 million net gain on the sale of La Tour, the prepayment fee of $1.6 million on the partial repayment of our Blue Ocean Junior Credit Facility, the prepayment fee of $1.4 million on the completion of the refinancing of our Odyssia Credit Facilities, the prepayment fee of $0.2 million on the repayment of our Hayfin Credit Facility, the non-cash effect of $1.3 million for accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares, $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021, and associated accelerated amortization of $3.7 million deferred financing charges and $1.1 million original issue discount. Net income available to common shareholders for the prior period was $26.8 million, after a non-cash impairment charge of $8.5 million, $0.2 million loss on sale of two ships, $2.3 million premium paid on the redemption of $46.0 million of our 2022 Notes in February 2020 and $0.4 million new awards of fully vested incentive shares. Earnings per share for the nine months ended September 30, 2021 was $2.80. Earnings per share for the comparative period was $0.88.

Normalized net income (a non-GAAP financial measure) for the three months ended September 30, 2021, was $63.1 million, before the prepayment fee of $0.2 million paid on the repayment of our Hayfin Credit Facility. Normalized earnings per share for the three months ended September 30, 2021 was $1.74. Normalized net income for the three months ended September 30, 2020, was $13.8 million, before the $0.2 million loss on sale of two ships. Normalized earnings per share for the three months ended September 30, 2020 was $0.45.
Normalized net income for the nine months period ended September 30, 2021 was $104.6 million before the $7.8 million net gain on the sale of La Tour, the prepayment fee of $1.6 million on the partial repayment of our Blue Ocean Junior Credit Facility, the prepayment fee of $1.4 million on the completion of the refinancing of our Odyssia Credit Facilities, the prepayment fee of $0.2 million on the repayment of our Hayfin Credit Facility, the non-cash effect of $1.3 million for accelerated stock based compensation expense, $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021, the associated accelerated amortization of $3.7 million deferred financing charges and $1.1 million original issue discount. Normalized earnings per share for the nine months ended September 30, 2021 was $3.01. Normalized net income in the comparative period was $38.3 million, before the non-cash impairment charge of $8.5 million, $2.3 million premium paid on the redemption of 2022 Notes, $0.2 million of loss on sale of the two ships and $0.4 million new awards of fully vested incentive shares. Normalized earnings per share for the nine months ended September 30, 2020 was $1.25.
Fleet
As at November 9, 2021, we had 65 containerships in our fleet.
Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	1Q26	47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q22	2Q22	34,000
Anthea Y(1)	9,115	31,890	2015	COSCO	3Q23	4Q23	38,000
Maira XL(1)	9,115	31,820	2015	ONE	2Q22	3Q22	31,650
MSC Tianjin	8,603	34,325	2005	MSC	2Q24	3Q24	19,000 (2)
MSC Qingdao	8,603	34,609	2004	MSC	2Q24	3Q24	23,000 (2)
GSL Ningbo	8,603	34,340	2004	MSC	1Q23	3Q23	22,500
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	4Q24 (3)	16,500 (3)
GSL Kalliopi	7,847	29,105	2004	Maersk	4Q22	4Q24 (3)	14,500 (3)
GSL Grania	7,847	29,190	2004	Maersk	4Q22	4Q24 (3)	14,500 (3)
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23	4Q23	25,910
Kristina(1)	6,927	23,421	2013	CMA CGM	2Q24	3Q24	25,910
Katherine (1)	6,927	23,403	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra (1)	6,927	23,348	2013	CMA CGM	1Q24	2Q24	25,910
Alexis (1)	6,882	23,919	2015	CMA CGM	1Q24	2Q24	25,910
Olivia I (1)	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
GSL Christen	6,840	27,954	2002	Maersk	3Q23	4Q23	35,000
GSL Nicoletta	6,840	28,070	2002	Maersk(4)	3Q24	4Q24	35,750 (4)
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	4Q25	1Q26	34,000 (5)
Agios Dimitrios	6,572	24,931	2011	MSC	4Q23	1Q24	20,000
GSL Vinia	6,080	23,737	2004	Maersk	3Q24	1Q25	13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	2Q24	1Q25	13,250
GSL Dorothea	5,992	24,243	2001	Maersk	2Q24	4Q26	18,600(6)
GSL Arcadia	6,008	24,858	2000	Maersk	2Q24	1Q26	18,600(6)
GSL Violetta	6,008	24,873	2000	WHL/Maersk	4Q24	2Q26	21,500(6)
Tbr GSL Maria	6,008	24,414	2001	ONE/Maersk	3Q24	2Q27	18,600(6)
GSL MYNY	6,008	24,873	2000	Maersk	3Q24	4Q26	18,600(6)

GSL Melita	6,008	24,848	2001	Maersk	3Q24	4Q26	18,600(6)
GSL Tegea	5,992	24,308	2001	Maersk	2Q24	4Q26	18,600(6)
Tasman	5,936	25,010	2000	Maersk	1Q22	3Q23(8)	12,500(7)
ZIM Europe	5,936	25,010	2000	ZIM	1Q24	2Q24	14,500 (8)
Ian H	5,936	25,128	2000	ZIM	2Q24	3Q24	32,500 (8)
GSL Tripoli	5,470	22,259	2009	Maersk	3Q24	4Q27	36,500(9)
GSL Kithira	5,470	22,108	2009	Maersk	4Q24	4Q27	36,500(9)
GSL Tinos	5,470	22,067	2010	Maersk	3Q24	4Q27	36,500(9)
GSL Syros	5,470	22,098	2010	Maersk	3Q24	4Q27	36,500(9)
Dolphin II	5,095	20,596	2007	OOCL	1Q25	2Q25	24,500(10)
Orca I	5,095	20,633	2006	Maersk	2Q24	3Q25	21,000 (11)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	4Q26	35,500 (12)
GSL Château d’If	5,089	19,994	2007	Hapag-Lloyd	4Q26	1Q27	14,500 (12)
Tbr GSL Susan	4,363	17,309	2008	CMA CGM	3Q22	4Q22	22,000
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM America	4,045	17,428	2006	CMA CGM	3Q22	1Q23	25,350
GSL Rossi	3,421	16,420	2012	Gold Star	1Q26	3Q26	20,000 (13)
GSL Alice	3,421	16,543	2014	CMA CGM	1Q23	2Q23	21,500
GSL Eleftheria	3,404	16,642	2013	Maersk	3Q25	4Q25	37,975 (14)
GSL Melina	3,404	16,703	2013	Maersk	2Q23	3Q23	24,500
GSL Valerie	2,824	11,971	2005	ZIM	1Q25	3Q25	13,250 (15)
Matson Molokai	2,824	11,949	2007	Matson	2Q25	3Q25	36,500 (16)
GSL Lalo	2,824	11,950	2006	ONE	4Q22	1Q23	18,500
Tbr GSL Mercer	2,824	11,970	2007	ONE	4Q24	1Q25	35,750 (17)
Athena	2,762	13,538	2003	Hapag-Lloyd	2Q24	2Q24	21,500
GSL Elizabeth	2,741	11,507	2006	ONE	3Q22	4Q22	18,500
Tbr GSL Chloe	2,546	12,212	2012	ONE	4Q24	1Q25	33,000 (18)
GSL Maren	2,546	12,243	2014	Westwood	4Q22	1Q23	19,250
Maira	2,506	11,453	2000	Hapag-Lloyd	1Q23	2Q23	14,450
Nikolas	2,506	11,370	2000	CMA CGM	1Q23	1Q23	16,000
Newyorker	2,506	11,463	2001	CMA CGM	1Q24	2Q24	20,700
Manet	2,272	11,727	2001	Sea-Lead (19)	4Q24	1Q25	12,850 (19)
Keta	2,207	11,731	2003	CMA CGM	4Q24	1Q25	25,000 (20)
Julie	2,207	11,731	2002	Sea Consortium	1Q23	2Q23	20,000
Kumasi	2,207	11,791	2002	CMA CGM (21)	4Q24	4Q24	9,300 (21)
Marie Delmas	2,207	11,731	2002	CMA CGM	3Q21	4Q21	9,300
Tbr GSL Amstel	1,118	5,167	2008	CMA CGM	3Q23	3Q23	11,900

(1)	Modern design, high reefer capacity, fuel-efficient vessel.
(2)
MSC Tianjin. Chartered at $23,000 per day through drydocking in 2Q2021; thereafter at $19,000 per day, due to cancellation of scrubber installation. MSC Qingdao has a scrubber installed and will continue to trade at a rate of $23,000 per day.

(3)
GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively.

(4)	GSL Nicoletta. Chartered to MSC at $13,500 per day through July 2021; thereafter chartered to Maersk at $35,750 per day.
(5)	CMA CGM Berlioz. Chartered at $34,000 per day through December 2021, at which time the rate will increase to $37,750 per day.
(6)
On February 9, 2021 we announced that we had contracted to purchase seven ships of approximately 6,000 TEU each, which have now been delivered. Contract cover for each ship is for a firm period of at least three years from the date each vessel is delivered, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by - and terminating prior to - each vessel’s 25th year drydocking & special survey. Five ships are chartered to Maersk from delivery at a rate of $18,600 per day; the remaining two (tbr GSL Maria & GSL Violetta) are chartered to Maersk upon completion of short charters to ONE (to October 2021, at $17,800 per day) and Wan Hai (to December 2021, at $21,500 per day), respectively.

(7)	Tasman. 12-month extension at charterer’s option callable in 2Q2022, at an increased rate of $20,000 per day.
(8)
A package agreement with ZIM, for direct charter extensions on two 5,900 TEU ships: Ian H, at a rate of $32,500 per day from May 2021, and ZIM Europe (formerly Dimitris Y), at a rate of $24,250 per day, from May 2022.

(9)
On June 16, 2021 we announced that we had contracted to purchase four ultra-high reefer ships of 5,470 TEU each. These ships delivered in September and October of 2021. Contract cover on each ship is for a firm period of three years at a rate of $36,500 per day, with a period of an additional three years (at $17,250 per day) at charterers’ option.

(10)	Dolphin II. Chartered to OOCL at $24,500 per day through April 2022, at which time the rate will increase to $53,500 per day.
(11)	Orca I. Chartered at $21,000 per day through to the median expiry of the charter in 2Q2024; thereafter the charterer has the option to charter the vessel for a further 12-14 months at the same rate.
(12)
CMA CGM Alcazar and GSL Chateau d’If. Both ships have been forward fixed to CMA CGM for five years at $35,500 per day, up from $16,000 per day for Alcazar, and $14,500 per day for Chateau d’If, with the new charters commencing in October and November of 2021, respectively;

(13)	GSL Rossi. Chartered to Gold Star / ZIM to March 2022 at a rate of $20,000 per day; thereafter the rate increases to an average of $38,875 per day;
(14)	GSL Eleftheria. Chartered to Maersk at $12,000 per day through September 2021; thereafter at the rate increases to $37,975 per day;
(15)
GSL Valerie: chartered to ZIM at $13,250 per day to January 2022; thereafter the rate increases to an average of $35,600 per day-$40,000 for the first 12 months, $36,000 for the next 12 months and $32,000 for the remaining period;

(16)	Matson Molokai. Chartered to Matson to July 2021 at $20,250 per day; thereafter from May 2022 the rate increases to $36,500 per day;
(17)	GSL Mercer. Chartered to Hapag-Lloyd through October 2021 at $11,700 per day; Thereafter chartered to ONE at $35,750 per day;
(18)	GSL Chole. Chartered to ONE to November 2021 at $15,000 per day; thereafter the rate increases to $33,000 per day;
(19)	Manet. Chartered to Sea-Lead at $12,850 per day to 4Q21; thereafter the vessel is to be dry-docked and then chartered to OOCL at a rate of $32,000 per day;
(20)	Keta. Chartered to OOCL at $9,400 per day through 3Q2021. Thereafter fixed to CMA CGM at $25,000 per day;
(21)	Kumasi (or Marie Delmas, at option of GSL). Chartered to CMA CGM at $9,300 per day to 4Q21; thereafter the vessel is to be dry-docked and then chartered to OOCL at a rate of $32,000 per day.

Conference Call and Webcast
Global Ship Lease will hold a conference call to discuss the Company's results for the three months ended September 30, 2021 today, Wednesday November 10, 2021 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:
(1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 2790545
Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.
(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com
If you are unable to participate at this time, a replay of the call will be available through Friday, November 26, 2021 at (855) 859-2056 or (404) 537-3406. Enter the code 2790545 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com
Annual Report on Form 20-F
The Company’s Annual Report for 2020 was filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2021. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the Commission’s website at www.sec.gov.  Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, 25 Wilton Road, London SW1V ILW.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.
As at November 9, 2021, Global Ship Lease owned 65 containerships, ranging from 1,118 to 11,040 TEU, with an aggregate capacity of 342,348 TEU. 32 ships are wide-beam Post-Panamax.
Adjusted to include all charters agreed, and ships contracted to be purchased, up to November 9, 2021, the average remaining term of the Company’s charters as at September 30, 2021, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.5 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.60 billion. Contracted revenue was $1.85 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.2 years.

Reconciliation of Non-U.S. GAAP Financial Measures
A.	Adjusted EBITDA
Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for share based compensation and impairment losses.  Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.
Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure because such U.S. GAAP financial measure on a forward-looking basis is not available to us without unreasonable effort.
ADJUSTED EBITDA - UNAUDITED
(thousands of U.S. dollars)
		Three	Three	Nine	Nine
		months	months	months	months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
		2021	2020	2021	2020

Net income available to Common Shareholders		62,913	13,590	97,137	26,816

Adjust:	Depreciation and amortization	16,799	11,844	42,318	34,970
Amortization of intangible liabilities		(24,607)	(443)	(27,068)	(88)
Impairment of vessels		-	-	-	8,497
Loss/(gain) on sale of vessels		-	244	(7,770)	244
Interest income		(5)	(66)	(369)	(897)
Interest expense		15,048	14,994	54,302	50,533
Share based compensation		150	358	2,005	1,643
Earnings allocated to preferred shares		2,384	957	5,879	2,747
Income tax		58	47	58	50

Adjusted EBITDA		72,740	41,525	166,492	124,515

B.	Normalized net income
Normalized net income represents net income available to common shareholders adjusted for impairment charges, the premium paid on redemption of our 2022 Notes together with the associated accelerated amortization of deferred financing costs and original issue discount, prepayment fees on repayment of credit facilities, accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares and gains or losses on sale of vessels. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME

(thousands of U.S. dollars)

		Three	Three	Nine	Nine
		months	months	months	months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
		2021	2020	2021	2020

Net income available to Common Shareholders		62,913	13,590	97,137	26,816

Adjust:	Loss/(gain) on sale of vessels	-	244	(7,770)	244
	Prepayment fee on repayment of Odyssia Credit Facilities	-	-	1,438	-
	Prepayment fee on partial repayment of Blue Ocean Credit Facility	-	-	1,618	-
	Prepayment fee on repayment of Hayfin Facility	175		175
	Impairment of vessels	-	-	-	8,497
	Accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares	-	-	1,346	426
	Premium paid on redemption of 2022 Notes	-	-	5,764	2,271
	Accelerated write off of deferred financing charges related to redemption of 2022 Notes	-	-	3,745	-
	Accelerated write off of original issue discount related to redemption of 2022 Notes	-	-	1,133	-

Normalized net income		63,088	13,834	104,586	38,254

C.	Normalized Earnings per Share
Normalized Earnings per Share represents Earnings per Share adjusted for impairment charges, the premium paid on redemption of our 2022 Notes together with the associated accelerated amortization of deferred financing costs and original issue discount, prepayment fees on repayment of credit facilities, accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares and gains or losses on sale of vessels. Normalized Earnings per Share is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported Earnings per Share for items that do not affect operating performance or operating cash generated. Normalized Earnings per Share is not defined in U.S. GAAP and should not be considered to be an alternate to Earnings per Share as reported or any other financial metric required by such accounting principles. Our use of Normalized Earnings per Share may vary from the use of similarly titled measures by others in our industry.

NORMALIZED EARNINGS PER SHARE

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020

EPS as reported (USD)	1.73	0.44	2.80	0.88
Normalized net income adjustments-Class A common shares (in thousands USD)	175	141	7,449	6,599
Normalized net income adjustments-Series C Preferred Shares (in thousands USD)	-	103	-	4,839
Weighted average number of Class A Common shares	36,303,572	17,741,008	34,734,005	17,669,049
Adjustment on EPS (USD)	-	0.01	0.21	0.37
Normalized EPS (USD)	1.74	0.45	3.01	1.25

Safe Harbor Statement
This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," “should,” "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.
The risks and uncertainties include, but are not limited to:
•	future operating or financial results;
•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;
•	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;
•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;
•
Global Ship Lease’s financial condition and liquidity, including its level of indebtedness or ability to obtain additional financing to fund capital expenditures, ship acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;
•
Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facilities;

•	risks relating to the acquisition of Poseidon Containers and Global Ship Lease’s ability to realize the anticipated benefits of the acquisition;
•	future acquisitions, business strategy and expected capital spending;
•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;
•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;
•	assumptions regarding interest rates and inflation;
•	changes in the rate of growth of global and various regional economies;
•	risks incidental to ship operation, including piracy, discharge of pollutants and ship accidents and damage including total or constructive total loss;
•	estimated future capital expenditures needed to preserve its capital base;
•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;
•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters or other ship employment arrangements;
•	Global Ship Lease’s ability to realize expected benefits from its acquisition of secondhand vessels;
•	the continued performance of existing long-term, fixed-rate time charters;
•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;
•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;
•	expectations about the availability of insurance on commercially reasonable terms;
•	unanticipated changes in laws and regulations including taxation;
•	potential liability from future litigation.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication.
Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	September 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$81,917	$80,757
Restricted cash	28,524	825
Accounts receivable, net	3,676	2,532
Inventories	9,261	6,316
Prepaid expenses and other current assets	20,696	6,711
Due from related parties	1,248	1,472
Total current assets	$145,322	$98,613
NON - CURRENT ASSETS
Vessels in operation	$1,655,567	$1,140,583
Advances for vessels acquisitions and other additions	6,109	1,364
Deferred charges, net	29,107	22,951
Other non – current assets	7,426	-
Restricted cash, net of current portion	2,554	10,680
Total non - current assets	1,700,763	1,175,578
TOTAL ASSETS	$1,846,085	$1,274,191
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$15,161	$10,557
Accrued liabilities	22,170	19,127
Current portion of long-term debt	150,717	76,681
Current portion of deferred revenue	6,942	5,623
Due to related parties	338	225
Total current liabilities	$195,328	$112,213
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$926,708	$692,775
Intangible liabilities-charter agreements	69,529	4,462
Non – current deferred revenue	239	-
Total non - current liabilities	996,476	697,237
Total liabilities	$1,191,804	$809,450
Commitments and Contingencies
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 36,216,803 shares issued and outstanding (2020 – 17,741,008 shares)	362	177
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 43,579 shares issued and outstanding (2020 – 22,822 shares)	-	-
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value Nil shares issued and outstanding (2020 - 250,000 shares)	-	3
Additional paid in capital	697,281	586,355
Accumulated deficit	(43,362)	(121,794)
Total shareholders' equity	654,281	464,741
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,846,085	$1,274,191

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
OPERATING REVENUES
Time charter revenue (includes related party revenues of $38,990 and $36,584 for the three month periods ended September 30, 2021 and 2020, respectively, and $104,995 and $110,223 for the nine month periods ended September 30, 2021 and 2020, respectively)	$113,967	$70,077	$267,357	$212,755
Amortization of intangible liabilities (includes related party amortization of intangible liabilities of $2,520 and $443 for the three month periods ended September 30, 2021 and 2020, respectively, and $3,524 and $1,328 for the nine month periods ended September 30, 2021 and 2020, respectively)	24,607	443	27,068	88
Total Operating Revenues	138,574	70,520	294,425	212,843

OPERATING EXPENSES:
Vessel operating expenses (includes related party vessel operating expenses of $3,887 and $3,276 for the three month periods ended September 30, 2021 and 2020, respectively, and $10,755 and $9,381 for the nine month periods ended September 30, 2021 and 2020, respectively)	34,286	25,442	86,692	75,124
Time charter and voyage expenses (includes related party brokerage commissions of $895 and $600 for the three month periods ended September 30, 2021 and 2020, respectively, and $2,365 and $1,801 for the nine months period ended September 30, 2021 and 2020, respectively)	4,422	2,537	8,311	8,718
Depreciation and amortization	16,799	11,844	42,318	34,970
Impairment of vessels	-	-	-	8,497
General and administrative expenses	3,423	1,619	9,554	6,378
Loss/(gain) on sale of vessels	-	244	(7,770)	244
Operating Income	79,644	28,834	155,320	78,912

NON-OPERATING INCOME/(EXPENSES)
Interest income	5	66	369	897
Interest and other finance expenses (include of $5,764 and $2,271 Notes premium for the nine months ended September 30, 2021 and 2020, respectively)	(15,048)	(14,994)	(54,302)	(50,533)
Other income, net	754	668	1,687	337
Total non-operating expenses	(14,289)	(14,240)	(52,246)	(49,299)
Income before income taxes	65,355	14,594	103,074	29,613
Income taxes	(58)	(47)	(58)	(50)
Net Income	$65,297	$14,547	$103,016	$29,563
Earnings allocated to Series B Preferred Shares	(2,384)	(957)	(5,879)	(2,747)
Net Income available to Common Shareholders	$62,913	$13,590	$97,137	$26,816

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Cash flows from operating activities:
Net income	$65,297	$14,547	$103,016	$29,563
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$16,799	$11,844	$42,318	$34,970
Impairment of vessels	-	-	-	8,497
Loss/(gain) on sale of vessel	-	244	(7,770)	244
Amortization of deferred financing costs	1,447	1,109	6,810	3,030
Amortization of original issue discount/premium on repurchase of notes	1,598	173	8,734	2,455
Amortization of intangible liabilities-charter agreements	(24,607)	(443)	(27,068)	(88)
Share based compensation	151	358	2,005	1,640
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable and other assets	$(16,922)	$1,869	$(22,555)	$2,051
(Increase)/decrease in inventories	(2,806)	656	(2,945)	180
Increase/(decrease) in accounts payable and other liabilities	1,976	9,674	(1,172)	4,520
Increase in related parties' balances, net	784	4,993	337	1,533
Increase/(decrease) in deferred revenue	938	1,096	1,558	(3,872)
Unrealized foreign exchange gain	3	1	3	1
Net cash provided by operating activities	$44,658	$46,121	$103,271	$84,725
Cash flows from investing activities:
Acquisition of vessels and intangibles	$(329,349)	$-	$(427,749)	$(23,060)
Cash paid for vessel expenditures	(525)	(3,104)	(2,758)	(4,489)
Advances for vessel acquisitions and other additions	21,638	(4,839)	(4,318)	(6,118)
Cash paid for drydockings	(3,385)	(2,910)	(7,566)	(10,099)
Net proceeds from sale of vessels	-	2,733	16,514	6,852
Net cash used in investing activities	$(311,620)	$(8,120)	$(425,877)	$(36,914)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	$-	$-	$22,702	$19,193
Repurchase of 2022 Notes, including premium	-	(1,793)	(239,183)	(59,615)
Proceeds from drawdown of credit facilities	252,700	-	714,505	47,000
Repayment of credit facilities	(23,829)	(12,890)	(77,667)	(46,802)
Repayment of refinanced debt	(5,833)	-	(149,632)	(44,366)
Deferred financing costs paid	(3,989)	7	(11,905)	(962)
Net proceeds from offering and repurchase of Class A common shares, net of offering costs	(9,763)	-	57,849	(76)
Proceeds from offering of Series B preferred shares, net of offering costs	16,909	1,854	51,254	6,836
Class A common shares-dividend paid	(9,358)	-	(18,705)	-
Series B Preferred Shares-dividend paid	(2,384)	(957)	(5,879)	(2,747)
Net cash provided by / (used in) financing activities	$214,453	$(13,779)	$343,339	$(81,539)
(Decrease)/increase in cash and cash equivalents and restricted cash	(52,509)	24,222	20,733	(33,728)
Cash and cash equivalents and restricted cash at beginning of the period	165,504	89,686	92,262	147,636
Cash and cash equivalents and restricted cash at end of the period	$112,995	$113,908	$112,995	$113,908
Supplementary Cash Flow Information:
Cash paid for interest	$11,743	$7,273	$36,290	$40,371
Non-cash Investing activities:
Unpaid drydocking expenses	6,509	260	6,509	260
Unpaid vessel expenditures	4,729	90	4,729	90
Acquisition of vessels and intangibles	89,565	-	92,135	-
Advances for vessels acquisitions and other additions	426	-	426	-
Non-cash financing activities:
Unpaid deferred financing costs	1,395	-	1,395	-
Issuance of 2024 Notes for the acquisition of vessels	35,000	-	35,000	-
Premium on the 2024 Notes issued for the acquisition of vessels	1,680	-	1,680	-